UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

The Movie Studio Inc.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
62459P 209
(CUSIP Number)
October 16, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☑      Rule 13d-1(c)

☐      Rule 13d-1(d)

(Page 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 62459P 209	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS

Wireless Connect Inc. (f/k/a Seven Arts Entertainment Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
	5.	SOLE VOTING POWER
NUMBER OF		- - (See Item 4)
SHARES		4,500,000 shares
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		- - (See Item 4)
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		[ ]
WITH
	8.	SHARED DISPOSITIVE POWER
- - (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

SCHEDULE 13G

CUSIP No. 62459P 209	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer - The Movie Studio Inc.

(b)	Address of Issuer’s Principal Executive Offices - 2040 Sherman Street Hollywood, Florida 33020 Attn: Gordon Scott Venters

Item 2.

(a)	Name of Person Filing - Wireless Connect Inc. (f/k/a Seven Arts Entertainment Inc.)

(b)	The address of the principal business office of each of the Reporting Persons is: 8439 Sunset Blvd., Suite 101, Los Angeles, CA 90069

(c)	Citizenship Wyoming

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 62459P 209

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 62459P 209	Page 4 of 6 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

SCHEDULE 13G

CUSIP No. 62459P 209	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 62459P 209	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIRELESS CONNECT INC.
(F/K/A SEVEN ARTS ENTERTAINMENT INC.)

Dated: January 14, 2016	By:	/s/ Bradley Holmes
	Name:	Bradley Holmes
	Title:	Director